Exhibit 99.1

Notice to convene Annual General Meeting 2015

Notice is hereby given that the annual general meeting of Ascendis Pharma A/S (the “Company”) will be held on:

April 23, 2015 at 2:00 pm CET

The annual general meeting will be held at:

Mazanti-Andersen Korsø Jensen, Amaliegade 10, DK-1256 Copenhagen K, Denmark

The agenda for the annual general meeting is as follows:

1.	Election of Chairman of the Meeting

2.	Report on the Company’s Activities during the Past Year

3.	Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

4.	Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

5.	Election of Board Members and Alternates, if any

6.	Election of State-authorized Public Auditor

7.	Any proposals from the Board of Directors and/or Shareholders

Complete Proposals

Re 1

The Board of Directors proposes that attorney-at-law Lars Lüthjohan Jensen is elected as chairman of the general meeting.

Re 2

Chairman of the Board, Michael Wolff Jensen, and / or Chief Executive Officer, Jan Møller Mikkelsen will report on the Company’s activities for the year ended December 31, 2014.

Re 3

The Board of Directors recommends that the audited annual report be adopted and that a resolution be passed to discharge the Board of Directors and Management from liability.

Re 4

The Board of Directors proposes that the consolidated loss for the year of EUR 9.658 million be carried forward to next year through recognition in retained earnings.

Re 5

All members of the Board of Directors are up for election. Pursuant to article 10 of the Articles of Association, board members are elected as follows:

“The board of directors shall with respect to the duration of the term which they severally hold office be classified into two classes as nearly equal in number as possible. Such classes shall originally consist of one class of directors (“Class I”) who shall be elected at the annual general meeting held in 2015 for a term expiring at the annual general meeting to be held 2017; and a second class of directors (“Class II”) who shall be elected at the annual general meeting held in 2015 for a term expiring at the annual general meeting to be held in 2016. The shareholders shall increase or decrease the number of directors, in order to ensure that the two classes shall be as nearly equal in number as possible; provided, however, that no decrease shall have the effect of shortening the term of any other director. At each annual general meeting beginning in 2016, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual general meeting held in the second year following the year of their election.”

The Board of Directors proposes that the following board members are elected for Class I:

Michael Wolff Jensen

James I. Healy

Jan Møller Mikkelsen

Martin Olin

Rafaèle Tordjman

The Board of Directors proposes that the following board members are elected for Class II:

Albert Cha

Edwin de Graaf

Michael Mayer

Jonathan T. Silverstein

All current board members have offered themselves for re-election in accordance with the above. Information about the current board members is available on the Company’s website www.ascendispharma.com.

Re 6

The Board of Directors proposes that Deloitte Statsautoriseret Revisionspartnerselskab be re-appointed as the Company’s auditor.

Re 7

7.1 Proposals from the Board of Directors:

7.1.1 Change of the Articles of Association – Registered Address

The Board of Directors proposes to delete section 2 of the Articles of Association, so that the Company’s registered office is no longer reflected in the Articles of Association.

Section 2, which will be deleted upon adoption of this proposal, currently reads as follows:

“The company’s registered office is situated in Gentofte Municipality.”

7.1.2 Change of the Articles of Association – Date of Registration

The Board of Directors proposes to amend the Articles of Association by adding specific wording concerning a registration date of one week prior to the general meetings in accordance with the Danish Companies Act section 84. The Board of Directors proposes that the following wording is inserted as a new paragraph in section 9:

“A shareholder’s right to attend general meetings and to vote at general meetings is determined on the basis of the shares that the shareholder owns on the registration date. The registration date shall be one week before the general meeting is held. The shares which the individual shareholder owns are calculated on the registration date on the basis of the registration of ownership in the Register of Owners as well as notifications concerning ownership which the company has received with a view to update the ownership in the Register of Owners.

In addition, any shareholder who is entitled to attend a general meeting and who wishes to attend must have requested an admission card from the Company no later than 3 days in advance of the General Meeting.”

7.1.3. Authorization to the Chairman of the General Meeting

The Board of Directors proposes that the chairman of the meeting or a substitute duly appointed by him be authorised to apply for registration of the resolutions passed and to make any such amendments thereto as may be required by the Danish Business Authority as a condition for registration or approval.

—oo0oo—

The adoption of the proposal to amend the Articles of Association proposed in item 7.1.1 and 7.1.2 of the agenda requires a majority in favour of the proposed resolution of at least two thirds of both the votes cast and of the voting share capital represented at the general meeting. The remaining proposals are adopted by a simple majority of the votes cast.

The Company’s nominal share capital currently amounts to DKK 23,835,780 consisting of 23,835,780 shares of DKK 1 nominal value. At the general meeting, each share amount of DKK 1 nominal value carries one vote.

Information: The following information is available at the Company’s website www.ascendispharma.com as of March 27, 2015.

•	Notice to convene the annual general meeting

•	The aggregate number of shares and voting rights as at the date of the notice to convene the general meeting

•	The documents that will be submitted at the general meeting, including the audited annual report

•	The agenda and the complete proposals for adoption

•	Forms for voting by proxy or by mail

The convening notice will also be forwarded in writing to all shareholders recorded in the register of owners who have requested such notification.

Shareholders can ask questions to the Company in writing regarding the agenda and/or the documents prepared for the general meeting.

Language:

The meeting will be conducted in English according to section 7 of the Articles of Association.

Shareholders, proxies and any accompanying adviser must have an admission card to attend the general meeting. Admission cards may be ordered on the Company’s website, www.ascendispharma.com or on the website of Computershare A/S, www.computershare.dk.

Admission cards must be ordered no later than Wednesday April 22, 2015 at 12.00 a.m. (CET).

Proxy: For the general meeting, shareholders may vote by proxy by presenting an instrument of proxy, duly signed and dated. Proxy forms can be downloaded from the website of the Company, www.ascendispharma.com, and must be forwarded to Computershare A/S, Kongevejen 418, DK-2840 Holte, by mail or by fax no. + 45 45 46 09 98. Computershare must receive completed proxy forms no later than April 22, 2015.

Proxies may also be granted electronically on the Company’s website, www.ascendispharma.com, or on the website of Computershare A/S, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than Wednesday, April 22, 2015 at 12.00 a.m. (CET).

Voting by mail: Shareholders may - instead of voting in person at the ordinary general meeting - choose to vote by mail, i.e. voting in writing prior to the general meeting. Any shareholder who chooses to vote by mail shall send the absentee vote to Computershare A/S, Kongevejen 418, DK-2840 Holte, by mail or by fax no. + 45 45 46 09 98.

It is also possible to vote electronically on the Company’s website, ascendispharma.com/, and on the website of Computershare A/S, www.computershare.dk, by using Computershare username and password.

In order to stay valid, the absentee vote must be received by Computershare A/S no later than Wednesday, April 22, 2015 at 12.00 a.m. (CET). Absentee voting forms can also be downloaded from the website of the Company, www.ascendispharma.com. Please note that an absentee vote cannot be withdrawn.

Please note that letters may be in the mail for several days.